SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2009

CELL KINETICS LTD.
(Translation of registrant’s name into English)

2 Yodfat Street
Lod 71219, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

        Cell Kinetics Ltd. (the “Company”) hereby announces that at the Annual General Meeting of Shareholders held on October 13, 2009 (the “General Meeting”), all the proposed resolutions set forth in the proxy statement with respect to the General Meeting, filed under Form 6-K on August 9, 2009 (the “Proxy Statement”), were adopted, with the exception of Item 4 and part of Item 1, as follows:

1.	To reelect Mr. Shmuel Peretz, Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky to serve on the Board of Directors (the “Board”) until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified. This resolution was approved as to Mr. Mitchell H. Freeman, Mr. Daniel A. Luchansky, and Ms. Jaclynn Fischman Shweky and not approved as to Mr. Shmuel Peretz.

2.	To approve the compensation to our Directors who are not Company employees or consultants. This resolution was approved.

3.	To approve a one time payment of $1,500 to Shmuel Peretz, Chairman of the Board, in addition to any other compensation received. This resolution was approved.

4.	To authorize as compensation quarterly payments of up to $4,500 each to the presiding Chairman of the Board of the Company, such amounts to be determined by the Audit Committee and Board of Directors on a quarterly basis beginning November 1, 2009. Such amounts shall be in addition to the compensation referred to in Proposals 2 and 3. This resolution was not approved.

5.	To approve the grant of options to purchase 25,000 Ordinary Shares of the Company, to be granted to the Company’s directors (excluding external directors). This resolution was approved.

6.	To approve the grant of options to purchase 10,000 Ordinary Shares of the Company, to be granted to directors Shmuel Peretz and Mitchell Freeman, which shall be in addition to the options referred to in Proposal 5 above. This resolution was approved.

7.	To increase the share capital of the Company such that following such increase the Company’s share capital shall be NIS 5,000,000 (five million New Israeli Shekels), divided into 500,000,000 (five hundred million) Ordinary Shares, nominal value NIS 0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital. This resolution was approved.

8.	To approve an extension of certain expiration dates for options held by all directors, excluding external directors. This resolution was approved.

9.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual General Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with the Israeli Companies Law, 5759-1999. This resolution was approved.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELL KINETICS LTD. (Registrant) By: /s/ David Arie —————————————— David Arie Director By: /s/ Shlomo Zakai —————————————— Shlomo Zakai Finance Director

Date: October 28, 2009